

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 5, 2008

Yermek Kudabayev
Chief Financial Officer
Bekem Metals, Inc.
170 Tchaikovsky Street, 4th Floor
Almaty, Kazakhstan 050000

> **Re:** **Bekem Metals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **Filed November 14, 2007**
> **Response letters dated October 15, 2007 and January 16, 2008**
> **File No. 0-50218**

Dear Mr. Kudabayev:

      We have reviewed your response letter and filings and have the following comment. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

General

1.   Exhibit A to your response letter dated January 16, 2008 provides a draft of the proposed revisions you plan to include in an amended Form 10-KSB for the fiscal year ended December 31, 2006. As some of your revisions are the result of errors identified in previously issued financial statements, please ensure your amended documents include the following:

      o applicable disclosures required by SFAS 154,
      o the financial statement periods affected by the errors labeled as re-stated, and
      o an explanatory note within the amended documents that explains the reasons for the amendment.

Please also file an Item 4.02 Form 8-K without further delay. If you believe these disclosures or current report on Form 8-K are not required, please support your position.

Closing Comments

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief